# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brilliant Earth Group, Inc., CIK 0001866757
CUSIP: 109504100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 300 Grant Avenue, Third Floor, San Francisco, California (CA), 94108
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001883367

## Reporting persons
- Mainsail GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 31,836,151; sole dispositive power 0; shared dispositive power 31,836,151; aggregate amount beneficially owned 31,836,151 (68.71% of the class)
  Comment: The amount in Item 9 above represents 31,836,151 shares of Class A Common Stock issuable upon the exchange of an equal number of limited liability company units of Brilliant Earth, LLC ("Units"). Upon exchange of Units for Class A Common Stock, an equal number of shares of the Issuer's Class B common stock ("Class B Common Stock") will be delivered to the Issuer and cancelled for no consideration.
  
  The percent in Item 11 above is calculated based on (i) 14,433,900 shares of Class A Common Stock outstanding as of March 10, 2025, as reported on the Issuer's Form 10-K filed on March 13, 2025 and (ii) 31,898,071 shares of Class A Common Stock issuable in respect of the shares of Class B Common Stock and Units.
- Mainsail Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 31,147,528; sole dispositive power 0; shared dispositive power 31,147,528; aggregate amount beneficially owned 31,147,528 (67.23% of the class)
  Comment: The amount in Item 9 above represents 31,147,528 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
  
  The percent in Item 11 above is calculated based on (i) 14,433,900 shares of Class A Common Stock outstanding as of March 10, 2025, as reported on the Issuer's Form 10-K filed on March 13, 2025 and (ii) 31,898,071 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
- Mainsail Co-Investors III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 688,623; sole dispositive power 0; shared dispositive power 688,623; aggregate amount beneficially owned 688,623 (1.49% of the class)
  Comment: The amount in Item 9 above represents 688,623 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
  
  The percent in Item 11 above is calculated based on (i) 14,433,900 shares of Class A Common Stock outstanding as of March 10, 2025, as reported on the Issuer's Form 10-K filed on March 13, 2025 and (ii) 31,898,071 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
- MAINSAIL INCENTIVE PROGRAM, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 61,920; sole dispositive power 0; shared dispositive power 61,920; aggregate amount beneficially owned 61,920 (0.13% of the class)
  Comment: The amount in Item 9 above represents 61,920 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
  
  The percent in Item 11 above is calculated based on (i) 14,433,900 shares of Class A Common Stock outstanding as of March 10, 2025, as reported on the Issuer's Form 10-K filed on March 13, 2025 and (ii) 31,898,071 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
- MAINSAIL MANAGEMENT COMPANY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 61,920; sole dispositive power 0; shared dispositive power 61,920; aggregate amount beneficially owned 61,920 (0.13% of the class)
  Comment: The amount in Item 9 above represents 61,920 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
  
  The percent in Item 11 above is calculated based on (i) 14,433,900 shares of Class A Common Stock outstanding as of March 10, 2025, as reported on the Issuer's Form 10-K filed on March 13, 2025 and (ii) 31,898,071 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
- Gavin Turner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 31,898,071; sole dispositive power 0; shared dispositive power 31,898,071; aggregate amount beneficially owned 31,898,071 (68.85% of the class)
  Comment: The amount in Item 9 above represents 31,898,071 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
  
  The percent in Item 11 above is calculated based on (i) 14,433,900 shares of Class A Common Stock outstanding as of March 10, 2025, as reported on the Issuer's Form 10-K filed on March 13, 2025 and (ii) 31,898,071 shares of Class A Common Stock issuable upon exchange of an equal number of Units.

## Item 1. Issuer
Name of issuer: Brilliant Earth Group, Inc.
Address of issuer's principal executive offices: 300 Grant Avenue, Third Floor, San Francisco, CA 94108

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Mainsail GP III, LLC ("GP III")

(ii) Mainsail Partners III, L.P. ("MP III")

(iii) Mainsail Co-Investors III, L.P. ("MCOI")

(iv) Mainsail Incentive Program, LLC ("MIP")

(v) Mainsail Management Company, LLC ("MMC")

(vi) Gavin Turner
Address of principal business office or, if none, residence:
500 West 5th Street, Suite 1100
Austin, TX 78701
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See responses to Item 8 on each cover page.

The reported securities are held directly by MP III, MCOI and MIP. The general partner of each of MP III and MCOI is GP III, whose three-member investment committee acts by a majority vote, with Gavin Turner possessing a veto right with respect to the voting and dispositive power of the securities held by MP III and MCOI. MMC is the managing member of MIP, and Gavin Turner, through Mainsail Management Company Holdings, LLC, is the indirect manager of MMC. As such, Gavin Turner has voting and dispositive control over, and may be deemed to beneficially own, the reported securities.

This Statement shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of the reported securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mainsail GP III, LLC: /s/ Gavin Turner, Gavin Turner/Managing Director (05/14/2025)
- Mainsail Partners III, L.P.: /s/ Gavin Turner, Gavin Turner/Managing Director of Mainsail GP III, LLC (05/14/2025)
- Mainsail Co-Investors III, L.P.: /s/ Gavin Turner, Gavin Turner/Managing Director of Mainsail GP III, LLC (05/14/2025)
- MAINSAIL INCENTIVE PROGRAM, LLC: /s/ Gavin Turner, Gavin Turner/Managing Member of Mainsail Management Company Holdings, LLC (05/14/2025)
- MAINSAIL MANAGEMENT COMPANY, LLC: /s/ Gavin Turner, Gavin Turner/Managing Member of Mainsail Management Company Holdings, LLC (05/14/2025)
- Gavin Turner: /s/ Gavin Turner, Gavin Turner (05/14/2025)
Comment: EXHIBIT LIST

Exhibit A. Joint Filing Agreement, dated as of February 11, 2022, by and among the Reporting Persons (incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 11, 2022).